Source Direct Holdings, Inc.

4323 Commerce Circle

Idaho Falls, ID  83401

(877) 529-4114

June 21, 2007

Mr. Blaise Rhodes

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

Source Direct Holdings, Inc.

10 QSB 03-31-07

Dear Mr. Rhodes,

In response to your request and comments of the Securities and Exchange Commission comments to Source Direct Holdings, Inc. dated May 3, 2007 we offer the explanations and proposals outlined below.

Item 1 – Issuance of Common Shares and Warrants

The following explanation is proposed as a response to the SEC’s concern regarding the classification of the expense of securities issued as prepaid expenses:

As noted, during the fiscal year ended June 30, 2006 there were several issuances of shares, warrants, or a combination of the two securities for services and recorded as a prepaid expense.  None of these issuances involved a vesting period or any vesting provisions; the shares and warrants were available to the parties immediately.  In considering EITF 96-18, Issue 2, it is noted that   “The Task Force . . . reach[ed] a consensus that an asset, expense, or sales discount would be recognized . . . in the same period(s) and in the same manner (that is, capitalize versus expense) as if the enterprise had paid cash for the goods or services or used cash rebates as a sales discount instead of paying with or using the equity instruments.”  EITF 00-18 conveys similar statements (see Paragraph 9) and adds, “the Task Force reached a consensus on Issue 1(a) that an asset (other than a note or a receivable) acquired in exchange for the issuance of fully vested, nonforfeitable equity instruments should not be displayed as a contra-equity by the grantor of the equity instruments.”  As the shares and warrants issued relate to services to be performed for the Company and taking into consideration the guidance in the EITFs cited above, we conclude that the accounting for these equity instruments as prepaid expenses is appropriate.

Item 2 & 3 – Recognized Gain on Sale of Building

SFAS 13 requires that any profit or loss in a Sale-Leaseback Transaction be deferred and amortized in proportion to the related gross rental charged to expense over the lease term, unless the following apply:

1.

The seller-lessee relinquishes the right to substantially all of the remaining use of the property sold (retaining only a minor portion of such use), or

2.

The seller-lessee retains more than a minor part but less than substantially all of the use of the property through the leaseback.  In this case, the seller-lessee realizes a profit on the sale in excess of (a) the present value of minimum lease payments over the lease term, if the lease is classified as an operating lease, or (b) the recorded amount of the leased asset, if the leaseback is classified as a capital lease, or

3.

The fair value of the property at the time of the transaction is less than its undepreciated cost, in which case a loss shall be recognized immediately.

In determining the “substantially all” and “minor” criteria, a test based on the 90 percent recovery criterion of Statement No. 13 should be used in evaluated these criteria.  Essentially, if the present value of lease payments represents 10% or less of the fair value of the asset sold, then it presumed that the substantially all criteria should apply.

Our calculations determined a present value of $439,038 of the minimum lease payments on the building.  The present value of minimum lease payments represents approximately 44% of the buildings fair value.  This indicates that Source did not relinquish substantially all of the remaining useful life of the property.  The present value of minimum lease payments indicates that Source retained more than a minor part, but less than substantially all of the use of the property.  This requires that only a gain in excess of the present value of lease payments be recognized immediately.  Source Direct’s profit was less than the present value of lease payments, requiring that the entire gain be deferred and recognized in proportion to the related gross rental charged to expense over the lease term.

Accordingly, we propose that the following entries be made on your company’s accounting records and that Form 10-QSB for Quarters ended September 30, 2006, December 31, 2006, and March 31, 2007 be amended to reflect these changes:

Date	Account	Debit	Credit

8/18/2006	Sale of Building	175,148.03
8/19/2006	Deferred Gain on Sale-Lease Back (non-current liability account)		175,148.03
	Defer Gain per SFAS 13

9/30/2006	Deferred Gain on Sale-Lease Back	35,029.60
9/30/2006	Current Deferred Gain (current liability account)		35,029.60
	Record current portion

9/30/2006	Deferred Gain on Sale-Lease Back	2,919.13
9/30/2006	Rent Expense		2,919.13
	Recognize gain

12/31/2006	Deferred Gain on Sale-Lease Back	8,757.40
12/31/2006	Rent Expense		8,757.40
	Recognize gain

3/31/2007	Deferred Gain on Sale-Lease Back	8,757.40
3/31/2007	Rent Expense		8,757.40
	Recognize gain

The following disclosure is also recommended for inclusion in the amended filings:

“During the three (six; nine) month period, the Company sold its manufacturing facility to a third party and entered into a leasing arrangement for the property. A net gain of $175,148 was realized from this sale of which the Company has recognized $2,919 ($11,677; $20,434) for the three (six; nine) months ended September 30, 2006 (December 31, 2006; March 31, 2007).  This gain is recognized as a reduction to rent expense.  The remaining balance will be deferred and recognized in future periods as per the guidance found in SFAS 13.”

Item 4 – Compliance with Item 307 of Regulation S-B

This item is to be addressed by your attorney.

In addition to the items mentioned above, we also would like to propose additional changes for the quarter ended March 31, 2007 for inclusion in the amended filing.  Those items are presented in journal entry form below.

Date	Account	Debit	Credit

03/31/2007	Rent Expense	8,333.34
03/31/2007	Accounts Payable (Dunkley Properties)		8,333.34
	Accrue for missed rent accrual

03/31/2007	Interest Payable	440.96
03/31/2007	Accrued Interest		440.96
	Reclass payable so that all is recorded in one account

03/31/2007	Interest	1,102.74
03/31/2007	Accrued Interest		1,102.74
	Record accrued interest on NP

03/31/2007	Factor Recourse Liability	515.70
03/31/2007	Revenue		515.70
	Adjust balance to match report

3/31/2007	Factoring Fee	1,796.36
3/31/2007	Reserve Due from Factor		1,796.36
	Adjust balance to report

A copy of our adjusted version of the most recent 10-QSB reflecting these changes are being sent as well.

If you have any questions regarding these items, please contact us.

Sincerely,

/s/ Deren Smith

Deren Smith

President

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